Franchise Holdings International, Inc.
5910 South University Boulevard
C-18, Unit 165
Littleton, Colorado  80121

March 14, 2013

William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  2054

Re:          Franchise Holdings International, Inc.
Form 8-K
Filed March 11, 2013
File No. 0-27631

Dear Mr. Thompson:

On behalf of Franchise Holdings International, Inc. (the “Company”), please be advised that the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the subject Form 8-K filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FRANCHISE HOLDINGS INTERNATIONAL, INC.

By: s/ A. J. Boisdrenghien
      A. J. Boisdrenghien, President and Director